Exhibit 99.1

2017-02-28

PRESS RELEASE

Oasmia Pharmaceuticals Chairman Anders Lönner Resigns

Uppsala, Sweden February 28, 2017 – Chairman Anders Lönner of Oasmia Pharmaceutical AB (NASDAQ: OASM) has has informed the Nomination Committee that he does not wish to be re-elected as Chairman and Member of the Board.

“My role as Chairman was not meant to be long-lasting. The Company requires a consistent, long-term executive presence to execute its promising projects. After sharing several insights and suggestions for the direction of the Company, I resign from my active role on the Board of Directors, but will continue to be at the Company’s disposal moving forward as needed.

For more information, please contact:

E-mail: press@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at TIME 10.15 pm on February 28, 2017.